

GlobeChat®

Kevin Strom
Founder & CEO



GlobeChat Vision

One unified communications network to connect the entire planet



GlobeChat enables people anywhere in the world to connect with others on Android, Apple and Windows mobile devices, tablets, laptops and desktops regardless of language or location.

GlobeChat translates multiple real-time messages in 41 languages within one-to-one, private group and public global chat environments.

GlobeChat allows live video chats with anyone anywhere in the world.

GlobeChat utilizes a colorful user-friendly map based design to provide a simple and intuitive visual experience.

GlobeChat has the ability to reach more than four billion people, appeals to every age demographic, and launched in 200+ Countries on April 1, 2016.

	GlobeChat®	Skype	WhatsApp	Google Maps	Google Translate
Live Video	✔	✔	✔		
Chat Rooms	✔				
Messaging	✔		✔		
Mapping	✔		✔	✔	
Translation	✔	✔	✔		✔
Multi-Lingual	✔	✔			
Private Groups	✔		✔		
VIP Chat	✔				



GlobeChat®

Intellectual Property

US Patent Pending Number: 14726318
US Registered Trademark Number: 86588922

"System and Method for Multi-Lingual Networking and Communications"

A message sent in one language to multiple recipients simultaneously, each of which receive the message in their own language.



GlobeChat®

Intellectual Property

US Patent Pending Number: 14726318

Global Filter Search

Search profiles globally on numerous filters including age, gender, relationship status, location, religion, political beliefs, children, education, career, hobbies & interests.

Chat Messaging Competitive Landscape

 WeChat (China)
760M Users
$83B Valuation

 WhatsApp (USA)
1B Users
$41B Valuation

 Line (Korea)
218M Users
$9B Valuation

GlobeChat Management Team



Kevin Strom
CEO



David Baxter
CTO



Jamie Kennedy
Brand Ambassador



Steve Pfrenzinger
Brand Ambassador



Neal Gupta
Kiwitech CFO



Rakesh Gupta
Kiwitech CEO

Gurvinder Batra
Kiwitech CTO


The Explosive Growth of Chat Messaging
Mark Zuckerberg: "Messaging is one of the few things that people do more than social networking."
3900
3725
3550
3375
3200
Million Users
2015
2016
2017
2018
2019

GlobeChat® Traction

Word of Mouth: Month over month growth <u>without</u> advertising


20000
15000
10000
5000
0
Total Users
July
Aug
Sep
Oct
Nov
Dec
Jan
Feb



GlobeChat® Massive Growth

152 countries &
growing



Revenue & Growth




Priority: User / Valuation Growth


Revenue Share via "GlobeChat Live"


Ads, Stickers & In-App Purchases


GlobeChat API for Business


Travel, Healthcare & GovEd



GlobeChat®

Kevin Strom
Founder & CEO
(949) 285-2000
kevin@globechat.com

